TEUCRIUM COMMODITY TRUST

232 Hidden Lake Road, Building A

Brattleboro, VT 05301

(802) 257-1617

April 26, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Sandra Hunter

Re:	Teucrium Commodity Trust, Teucrium Sugar Fund
Registration Statement on Form S-1 (File No. 333-217248)

Dear Ms. Hunter:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Teucrium Commodity Trust (the "Trust") respectfully requests that the Trust's Registration Statement on Form S-1, File No. 333-217248 (the "Registration Statement"), be accelerated and declared effective at 9:00 a.m. Eastern time on May 1, 2017, or as soon thereafter as practicable.

Thank you for your assistance with this matter. If you have any questions, please contact W. Thomas Conner of Reed Smith, LLP by e-mail at tconner@reedsmith.com or by telephone at 202-414-9208.

TEUCRIUM COMMODITY TRUST

By:	Teucrium Trading, LLC, its Sponsor

By:	/s/ Dale Riker
Name: Dale Riker
Title: Chief Executive Officer

cc:	W. Thomas Conner, Reed Smith, LLP